FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2012

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated November 7, 2012 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/S/ HOSHANG K SETHNA
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: November 7, 2012

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release – 1	November 7, 2012

Consolidated Net Revenue grows by 20% to Rs. 43,403 crores

Consolidated PAT grows by 11% to Rs. 2,075 crores

Consolidated Financial Results for the Quarter and Half Year ended September 30, 2012

Mumbai, November 7, 2012: Tata Motors today reported consolidated revenues (net of excise) of Rs.43,403 crores for the quarter ended September 30, 2012, a growth of 19.9% over Rs.36,198 crores for the corresponding quarter of the previous year, on the back of strong demand, growth in volumes and favourable market mix at Jaguar Land Rover (JLR). The Consolidated Profit before exceptional item and tax was Rs.3,099 crores, posting a growth of 14.4% over Rs.2,709 crores for the corresponding quarter of the previous year. The Consolidated Profit Before Tax for the quarter was Rs.3,089 crores, a growth of 36.1% over Rs. 2,270 crores for the corresponding quarter of the previous year. The Consolidated Profit (after tax and post minority interest and profit in respect of associate companies) for the quarter was Rs.2,075 crores, a growth of 10.5% over Rs.1,877 crores for the corresponding quarter of the previous year.

The consolidated revenue (net of excise) for the Half Year ended September 30, 2012, was Rs.86,726 crores posting a growth of 24.8% over Rs.69,486 crores for the corresponding period last year. The Consolidated Profit before Tax for the Half Year ended September 30, 2012 was Rs. 6,271 crores, compared to Rs.4,616 crores for the corresponding period last year. The Consolidated Profit (after tax and post minority interest and profit in respect of associate companies) for the Half Year ended September 30, 2012 was Rs.4,320 crores, a growth of 11.4% over Rs.3,877 crores for the corresponding period last year.

Tata Motors Standalone Financial Results for the Quarter and Half Year ended September 30, 2012

The sales (including exports) of commercial and passenger vehicles for the quarter ended September 30, 2012, stood at 2,23,665 units, representing a growth of 5.8%, as compared to the corresponding quarter last year. The revenues (net of excise) for the quarter ended September 30, 2012 stood at Rs.12,481 crores, as compared to Rs.12,954 crores for the corresponding quarter last year. Weak macro-economic outlook and sluggish industrial demand coupled with diesel price increases, have impacted M&HCV sales. Further, competitive pressures on pricing in certain segments and weak product mix, impacted the operating margins. The operating margin was 5.9% for the quarter ended September 30, 2012 as compared to 7.2% for the corresponding quarter last year. Profit before Tax and Profit after Tax for the quarter ended September 30, 2012 was Rs.1,024 crores and Rs 867 crores, respectively, against Rs.37 crores and Rs 102 crores, respectively, for the corresponding quarter last year. The Profit Before Tax for the quarter included dividend from Jaguar LandRover and other subsidiaries amounting to Rs 1,312 crores (Rs 29 crores in the corresponding period last year).

The revenues (net of excise) for the Half Year ended September 30,2012, were Rs.23,068 crores as compared to Rs.24,578 crores in the corresponding period last year. Profit before Tax and Profit after Tax for Half Year ended September 30, 2012 were Rs. 1,261 crores and Rs.1,072 crores respectively, compared to Rs.503 (both PBT and PAT) for the corresponding period last year.

In the domestic market, the commercial vehicles sales for the quarter ended September 30, 2012 stood at 136,353 units, a growth of 4.8% over the corresponding period last year, driven by LCV segment, and the Company’s overall market share in commercial vehicles improved sequentially and stood at 59.7% for the quarter. The passenger vehicles sales, stood at 72,603 units for the quarter ended September 30, 2012, an increase of 11.6% over the corresponding period last year and the overall market share in passenger vehicles, grew to 12.3% for the quarter, driven by the Compact and UV segments.

Jaguar Land Rover PLC – (figures as per IFRS)

Jaguar Land Rover wholesales for the quarter ended September 30, 2012 grew 13.9% over corresponding period last year to 77,442 units. Of this, the Jaguar volumes for the period stood at 9,832 units and Land Rover volumes at 67,610 units. Growth in volumes was driven by continued strong demand from China region, which represented 21.1% of sales for the Quarter ended September 30, 2012, as against 16.3% for the corresponding period last year and by sales of the Range Rover Evoque.

Revenues for the quarter ended September 30, 2012 of GBP 3,288 million, represented a growth of 12.8% over GBP 2,915 million in the corresponding quarter last year. Operating margins for the quarter ended September 30, 2012, stood at 14.8%. Operating profit (EBITDA) of GBP 486 million in the quarter, represented a growth of 15.7% over GBP 420 million in the corresponding quarter last year. Continued strong revenue and operating performance were supported by favourable market mix, exchange rate environment and was partially offset by the model mix. The PBT for the quarter ended September 30, 2012 was GBP 431 million (GBP 216 million in the corresponding quarter last year). PBT for the quarter included GBP 67 million of foreign exchange gain on revaluation and hedging. PAT for the quarter is GBP 305 million (GBP 172 million in the corresponding quarter last year).

During the quarter, JLR paid a maiden equity dividend of GBP 150 million to Tata Motors.

Tata Daewoo

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 205 billion and recorded a Net profit of KRW 1.4 billion in the quarter ended September 30, 2012.

Tata Motors Finance

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, registered net revenue from operations of Rs.652 crores and reported a Profit After Tax of Rs.69 crores the quarter ended September 30, 2012.

News Release – 2	November 7, 2012

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying statement of Consolidated Unaudited Financial Results (“the Statement”) of TATA MOTORS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit/losses of the associate companies for the quarter and six months ended September 30, 2012. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.	a) Attention is invited to Note 8 in the Statement. As stated in the note, the changes in the actuarial valuation (net) amounting to Rs.165.83 crores (debit) ( including a tax debit of Rs.23.44 crores) and Rs.213.88 crores (debit) ( including a tax debit of Rs.9.07 crores) for the quarter and six months ended September 30, 2012 respectively, have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

b) The Statement reflects the Group’s share of Revenues of Rs.30,570.59 crores and Rs.62,696.06 crores for the quarter and six months ended September 30, 2012 respectively; Group’s share of Profit after tax (net) of Rs.2,177.31 crores and Rs.4,798 crores for the quarter and six months ended September 30, 2012 respectively, and total assets (net) of Rs.32,149.99 crores as at September 30, 2012 relating to subsidiaries. Financial statements and other financial information of these subsidiaries have been reviewed by other auditors whose reports have been furnished to us by the Company’s Management, and our report in so far as it relates to the amounts included in respect of these subsidiaries is based solely on the reports of the other auditors.

c) The financial statements of eleven subsidiaries and one joint venture which reflect the Group’s share of Revenues of Rs.550.99 crores and Rs.1,123.11 crores for the quarter and six months ended September 30, 2012 respectively; Group’s share of Loss after tax (net) of Rs.105.57 crores and Rs.172.45 crores for the quarter and six months ended September 30, 2012 respectively; and total assets (net) of Rs.264.46 crores as at September 30, 2012; and the financial statements of four associates which reflect the Group’s share of Loss after tax (net) of Rs.5.44 crores and Rs.49.37 crores for the quarter and six months ended September 30, 2012 respectively have not been reviewed by their auditors.

4)	Based on our review and read with our comments in paragraph 3(a) and 3(b) above and subject to our comments in paragraph 3(c) above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5)	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No. 117366W)

N. VENKATRAM

Partner

(Membership No. 71387)

MUMBAI, November 07, 2012.

News Release – 3	November 7, 2012

TATA MOTORS LIMITED

Regd.Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I									(Rs. in crores)

	STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / SIX MONTHS ENDED SEPTEMBER 30, 2012

Particulars				Quarter ended			Six Months ended		Year ended March 31,
				September 30,	June 30,	September 30,	September 30,
				2012	2012	2011	2012	2011	2012
				Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1		Income from operations
	(a)	Sales / Income from operations		44,105.07	44,176.85	37,119.88	88,281.92	71,180.47	169,877.61
		Less : Excise duty		1,286.17	1,005.72	1,181.41	2,291.89	2,133.88	5,023.09
		Net Sales / Income from operations		42,818.90	43,171.13	35,938.47	85,990.03	69,046.59	164,854.52
	(b)	Other operating income		583.98	152.48	259.07	736.46	439.75	799.97
		Total income from operations (net)		43,402.88	43,323.61	36,197.54	86,726.49	69,486.34	165,654.49
2		Expenses
	(a)	Cost of materials consumed		25,683.23	26,797.51	22,108.83	52,480.74	42,503.81	100,797.44
	(b)	Purchase of products for sale		3,043.78	2,913.90	2,803.96	5,957.68	5,397.40	11,205.86
	(c)	Changes in inventories of finished goods,
		work-in-progress and products for sale		(1,005.76)	(1,962.03)	(773.96)	(2,967.79)	(1,827.16)	(2,535.72)
	(d)	Employee benefits expense		4,019.06	3,789.69	2,865.57	7,808.75	5,458.02	12,298.45
	(e)	Depreciation and amortisation		1,594.39	1,565.87	1,330.82	3,160.26	2,474.04	5,625.38
	(f)	Product development / Engineering expenses		527.44	479.72	311.48	1,007.16	558.92	1,389.23
	(g)	Other expenses		8,560.40	8,159.42	6,341.67	16,719.82	12,319.60	28,453.97
	(h)	Amount capitalised		(2,758.89)	(2,609.48)	(1,963.95)	(5,368.37)	(3,664.03)	(8,265.98)
		Total expenses		39,663.65	39,134.60	33,024.42	78,798.25	63,220.60	148,968.63
3		Profit from operations before other income, finance costs and exceptional items (1 - 2)		3,739.23	4,189.01	3,173.12	7,928.24	6,265.74	16,685.86
4		Other income		206.82	238.60	169.88	445.42	335.67	661.77
5		Profit from ordinary activities before finance costs and exceptional items (3 + 4)		3,946.05	4,427.61	3,343.00	8,373.66	6,601.41	17,347.63
6		Finance costs		847.35	804.39	634.09	1,651.74	1,489.70	2,982.22
7		Profit from ordinary activities after finance costs but before exceptional items (5 - 6)		3,098.70	3,623.22	2,708.91	6,721.92	5,111.71	14,365.41
8		Exceptional items
	(a)	Exchange loss / (gain) (net) including on revaluation
		of foreign currency borrowings, deposits and loans		(15.26)	440.53	438.96	425.27	495.95	654.11
	(b)	Goodwill impairment and other costs		25.36	—	—	25.36	—	177.43
9		Profit from ordinary activities before tax (7 - 8)		3,088.60	3,182.69	2,269.95	6,271.29	4,615.76	13,533.87
10		Tax expense / (credit)		987.64	868.82	363.04	1,856.46	714.95	(40.04)
11		Net profit from ordinary activities after tax (9 - 10)		2,100.96	2,313.87	1,906.91	4,414.83	3,900.81	13,573.91
12		Extraordinary items (net of tax expenses Rs. Nil)		—	—	—	—	—	—
13		Net profit for the period (11 + 12)		2,100.96	2,313.87	1,906.91	4,414.83	3,900.81	13,573.91
14		Share of profit / (loss) of associates (net)		(3.19)	(41.35)	3.95	(44.54)	13.58	24.92
15		Minority interest		(23.04)	(27.61)	(33.53)	(50.65)	(37.44)	(82.33)
16		Net profit after taxes, minority interest and share of profit / (loss) of associates (13 + 14 + 15)		2,074.73	2,244.91	1,877.33	4,319.64	3,876.95	13,516.50
17		Paid-up equity share capital (face value of Rs. 2 each)		637.98	637.98	634.75	637.98	634.75	634.75
18		Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year							32,422.28
19		Earnings per share (EPS)
	A.	Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs	6.49	7.04	5.90	13.54	12.20	42.58
	(b)	Diluted EPS before and after extraordinary items	Rs	6.46	7.04	5.65	13.54	11.68	40.71
	B.	‘A’ Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs	6.59	7.14	6.00	13.64	12.30	42.68
	(b)	Diluted EPS before and after extraordinary items	Rs	6.56	7.14	5.75	13.64	11.78	40.81
				(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

PART II

SELECT INFORMATION FOR THE QUARTER / SIX MONTHS ENDED SEPTEMBER 30, 2012

Particulars			Quarter ended			Six Months ended September 30,		Year ended March 31,
			September 30,	June 30,	September 30,
			2012	2012	2011	2012	2011	2012
			Audited	Audited	Audited	Audited	Audited	Audited
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
		- Number of shares	132,27,12,371	132,15,50,151	125,07,24,095	132,27,12,371	125,07,24,095	131,91,28,890
		- Percentage of shareholding	48.85%	48.81%	46.46%	48.85%	46.46%	49.00%
	B.	‘A’ Ordinary shares
		- Number of shares	47,37,88,742	47,21,38,742	43,80,97,825	47,37,88,742	43,80,97,825	46,33,32,667
		- Percentage of shareholding	98.30%	97.96%	90.90%	98.30%	90.90%	96.14%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
		- Number of shares	6,00,00,000	7,85,00,000	7,85,00,000	6,00,00,000	7,85,00,000	7,85,00,000
		- Percentage of shareholding
		(as a % of the total shareholding of promoter and promoter group)	6.38%	8.35%	8.32%	6.38%	8.32%	8.38%
		- Percentage of shareholding
		(as a % of the total share capital of the Company)	2.22%	2.90%	2.92%	2.22%	2.92%	2.92%
	(b)	Non-encumbered
		- Number of shares	88,05,56,205	86,14,56,205	86,50,15,805	88,05,56,205	86,50,15,805	85,85,56,205
		- Percentage of shareholding
		(as a % of the total shareholding of promoter and promoter group)	93.62%	91.65%	91.68%	93.62%	91.68%	91.62%
		- Percentage of shareholding
		(as a % of the total share capital of the Company)	32.52%	31.81%	32.14%	32.52%	32.14%	31.90%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
		- Number of shares	—	—	—	—	—	—
		- Percentage of shareholding
		(as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
		- Percentage of shareholding
		(as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b)	Non-encumbered
		- Number of shares	81,70,448	98,20,448	4,38,34,530	81,70,448	4,38,34,530	1,86,00,448
		- Percentage of shareholding
		(as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
		- Percentage of shareholding
		(as a % of the total share capital of the Company)	1.70%	2.04%	9.10%	1.70%	9.10%	3.86%

Particulars			Quarter ended September 30, 2012
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	5
		Received during the quarter	23
		Disposed off during the quarter	18
		Remaining unresolved at the end of the quarter	10

Notes:-

1)	Consolidated Statement of Assets and Liabilities :

(Rs. in crores)

Particulars			As at September 30, 2012	As at March 31, 2012
			Unaudited	Audited
A	EQUITY AND LIABILITIES
1.	SHAREHOLDERS’ FUNDS
	(a)	Share capital	637.98	634.75
	(b)	Reserves and surplus	39,715.09	32,515.18

		Sub-total – Shareholders’ funds	40,353.07	33,149.93

2.	MINORITY INTEREST		349.79	307.13

3.	NON-CURRENT LIABILITIES
	(a)	Long-term borrowings	28,501.41	27,962.48
	(b)	Deferred tax liabilities (net)	2,339.63	2,165.07
	(c)	Other long-term liabilities	2,589.58	2,297.57
	(d)	Long-term provisions	6,602.04	6,232.39

		Sub-total – Non-current liabilities	40,032.66	38,657.51

4.	CURRENT LIABILITIES
	(a)	Short-term borrowings	13,223.07	10,741.59
	(b)	Trade payables	37,942.47	36,686.32
	(c)	Other current liabilities	20,529.24	19,069.78
	(d)	Short-term provisions	5,369.00	6,770.38

		Sub-total – Current liabilities	77,063.78	73,268.07

		TOTAL – EQUITY AND LIABILITIES	157,799.30	145,382.64

B	ASSETS
1.	NON-CURRENT ASSETS
	(a)	Fixed assets	65,988.30	56,212.50
	(b)	Goodwill (on consolidation)	4,244.83	4,093.74
	(c)	Non-current investments	1,319.80	1,391.54
	(d)	Deferred tax assets (net)	3,816.01	4,539.33
	(e)	Long-term loans and advances	13,723.51	13,657.95
	(f)	Other non-current assets	2,004.59	574.68

		Sub-total – Non-current assets	91,097.04	80,469.74

2.	FOREIGN CURRENCY MONETARY ITEM
	TRANSLATION DIFFERENCE ACCOUNT (NET)		96.40	451.43

3.	CURRENT ASSETS
	(a)	Current investments	5,712.75	7,526.17
	(b)	Inventories	21,805.75	18,216.02
	(c)	Trade receivables	7,518.74	8,236.84
	(d)	Cash and bank balances	17,992.44	18,238.13
	(e)	Short-term loans and advances	11,732.37	11,337.22
	(f)	Other current assets	1,843.81	907.09

		Sub-total – Current assets	66,605.86	64,461.47

		TOTAL – ASSETS	157,799.30	145,382.64

2)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.

3)	During the six months ended September 30, 2012, the Company has allotted :

(a)	25 Ordinary shares and 26,075 ‘A’ Ordinary shares out of shares held in abeyance; and

(b)	22,370 Ordinary shares upon conversion of one Convertible Alternative Reference Securities (CARS) due 2012 and 1,60,95,391 Ordinary shares upon conversion of 422, 4% Foreign Currency Convertible Notes (FCCN) due 2014.

4)	During the quarter ended September 30, 2012, the Company has redeemed 4,729 notes of Convertible Alternative Reference Securities (CARS) including redemption premium, totaling US $ 623.38 million (Rs.3,493.83 crores), on due date.

5)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government has filed an appeal in the Supreme Court of India, which is pending disposal. Based on management's assessment no provision is considered necessary to the carrying cost of buildings at Singur.

6)	The Ministry of Corporate Affairs on December 29, 2011, issued a notification amending Accounting Standard (AS) 11- The Effects of Changes in Foreign Exchange Rates, with effect from April 1, 2011, to extend amortisation period of the exchange differences on long term foreign currency monetary items (other than those relating to acquisition of depreciable capital assets) over the balance period till maturity or March 31, 2020, whichever is earlier. Such exchange differences upto September 30, 2011, were amortised till March 31, 2012.

7)	(a)	During the quarter ended March 31, 2012, a subsidiary company in the UK recognized credit for carry forward income tax losses of GBP 225 million (Rs.1,793.66 crores) in the Profit and Loss Statement.

(b)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per accounting standard AS-21.

8)	During the quarter and six months ended September 30, 2012, an amount of Rs.165.83 crores (debit), including impact of tax debit of Rs.23.44 crores and Rs.213.88 crores (debit), including impact of tax debit of Rs.9.07 crores respectively (Rs.315.64 crores (debit), net of tax Rs.Nil and Rs.358.99 crores (debit), net of tax Rs.Nil for the quarter and six months ended September 30, 2011 respectively), being changes in actuarial valuation of pension plans of Jaguar Cars Ltd and Land Rover, UK, has been accounted in “Reserves and Surplus” in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by Jaguar Cars Ltd and Land Rover, UK, under IFRS.

9)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

(Rs. in crores)

			Quarter ended			Six Months ended		Year ended March 31,
			September 30,	June 30,	September 30,	September 30,
			2012	2012	2011	2012	2011	2012
			Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
A.		Segment revenues :
		Total income from operations (net)
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	13,772.98	11,850.33	14,265.08	25,623.31	27,408.07	59,921.24
		- Jaguar and Land Rover	29,371.10	31,209.59	21,707.43	60,580.69	41,585.01	104,750.93
		Less: Intra segment eliminations	(29.57)	(12.69)	(7.21)	(42.26)	(17.41)	(67.89)

		- Total	43,114.51	43,047.23	35,965.30	86,161.74	68,975.67	164,604.28
	II.	Others	547.98	529.63	456.52	1,077.61	856.12	1,948.58

		Total segment revenue	43,662.49	43,576.86	36,421.82	87,239.35	69,831.79	166,552.86
		Less: Inter segment revenue	(259.61)	(253.25)	(224.28)	(512.86)	(345.45)	(898.37)

		Net income from operations	43,402.88	43,323.61	36,197.54	86,726.49	69,486.34	165,654.49

B.		Segment results before other income, finance costs, exceptional items and tax :
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	741.46	760.75	885.11	1,502.21	1,800.58	4,152.00
		- Jaguar and Land Rover	2,933.67	3,359.75	2,241.64	6,293.42	4,378.78	12,359.45
		Less: Intra segment eliminations	—	—	—	—	—	—

		- Total	3,675.13	4,120.50	3,126.75	7,795.63	6,179.36	16,511.45
	II.	Others	90.37	98.13	62.77	188.50	115.75	294.88

		Total segment results	3,765.50	4,218.63	3,189.52	7,984.13	6,295.11	16,806.33
		Less: Inter segment eliminations	(26.27)	(29.62)	(16.40)	(55.89)	(29.37)	(120.47)

		Net segment results	3,739.23	4,189.01	3,173.12	7,928.24	6,265.74	16,685.86
		Add / (Less) : Other income	206.82	238.60	169.88	445.42	335.67	661.77
		Add / (Less) : Finance costs	(847.35)	(804.39)	(634.09)	(1,651.74)	(1,489.70)	(2,982.22)
		Add / (Less) : Exceptional items	(10.10)	(440.53)	(438.96)	(450.63)	(495.95)	(831.54)

		Total profit before tax	3,088.60	3,182.69	2,269.95	6,271.29	4,615.76	13,533.87

C.		Capital employed (segment assets less segment liabilities) :
				As at June 30,		As at September 30,	As at September 30,	As at March 31,
				2012		2012	2011	2012
				Unaudited		Unaudited	Unaudited	Audited
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof		42,390.61		41,546.02	35,620.54	38,062.56
		- Jaguar and Land Rover		34,831.53		37,503.79	25,206.50	31,265.66
		Less: Intra segment eliminations		—		—	—	—

		- Total		77,222.14		79,049.81	60,827.04	69,328.22
	II.	Others		972.61		1,071.62	977.77	980.75

		Total capital employed		78,194.75		80,121.43	61,804.81	70,308.97
		Less: Inter segment eliminations		(460.55)		(473.64)	(323.92)	(414.12)

		Net segment capital employed		77,734.20		79,647.79	61,480.89	69,894.85
		Add / (Less) : Unallocable assets / (liabilities) (net)		(40,982.17)		(39,294.72)	(38,383.75)	(36,744.92)

		Capital employed		36,752.03		40,353.07	23,097.14	33,149.93

10)	Public shareholding of Ordinary shares as on September 30, 2012 excludes 16.41% (18.48% as on September 30, 2011 and 16.18% as on March 31, 2012) of Citibank N.A. as Custodian for Depository shares.

11)	The Statutory Auditors have carried out limited review of the above results for the quarter / six months ended September 30, 2012.

The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on November 7, 2012.

Tata Motors Limited

Mumbai, November 7, 2012	Ratan N Tata
Chairman

News Release – 4	November 7, 2012

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying “Statement of Standalone Audited Financial Results for the quarter and six-months ended September 30, 2012” (“the Statement”) of TATA MOTORS LIMITED (“the Company”), being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreements with the Stock Exchanges. This Statement has been prepared on the basis of the related interim financial statements, which are the responsibility of the Company’s Management and have been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement, based on our audit of the related interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting notified under the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

2.	We conducted our audit of the Statement in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges and

(ii)	gives a true and fair view of the net profit and other financial information of the Company for the quarter and six months ended September 30, 2012.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS
Chartered Accountants
(Registration No. 117366W)

N. VENKATRAM
Partner
(Membership No.71387)

MUMBAI, November 7, 2012

News Release – 5	November 7, 2012

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER / SIX MONTHS ENDED SEPTEMBER 30, 2012

Particulars		Quarter ended			Six months ended		Year ended
		September 30,	June 30,	September 30,	September 30,		March 31,
		2012	2012	2011	2012	2011	2012
(A)
1	Vehicle sales: (in Nos.) (includes traded vehicles)
	Commercial vehicles	1,36,353	1,14,710	1,30,126	2,51,063	2,43,312	5,30,204
	Passenger cars and Utility vehicles	72,603	62,619	65,082	1,35,222	1,34,611	3,33,044
	Exports	14,709	13,154	16,192	27,863	31,083	63,105

		2,23,665	1,90,483	2,11,400	4,14,148	4,09,006	9,26,353

2	Vehicle production: (in Nos.)
	Commercial vehicles	1,50,734	1,29,148	1,47,392	2,79,882	2,78,520	5,91,262
	Passenger cars and Utility vehicles	55,432	65,083	51,420	1,20,515	1,11,557	2,86,537

		2,06,166	1,94,231	1,98,812	4,00,397	3,90,077	8,77,799

		(Rs. in crores)
		Audited	Audited	Audited	Audited	Audited	Audited
(B)
1	Income from operations
	(a) Sales / Income from operations	13,714.36	11,581.70	14,029.06	25,296.06	26,615.90	58,919.78
	Less: Excise duty	1,317.90	1,071.06	1,142.88	2,388.96	2,170.28	4,914.38
	Net sales / Income from operations	12,396.46	10,510.64	12,886.18	22,907.10	24,445.62	54,005.40
	(b) Other operating income	84.97	75.77	67.62	160.74	132.32	301.16
	Total income from operations (net)	12,481.43	10,586.41	12,953.80	23,067.84	24,577.94	54,306.56
2	Expenses
	(a) Cost of materials consumed	7,720.36	6,816.55	8,107.32	14,536.91	15,485.93	33,894.82
	(b) Purchase of products for sale	1,465.18	1,598.26	1,500.66	3,063.44	2,890.52	6,433.95
	(c) Changes in inventories of finished goods, work-in-progress and products for sale	89.36	(982.01)	(31.89)	(892.65)	(569.17)	(623.84)
	(d) Employee benefits expense	749.19	706.86	682.85	1,456.05	1,303.95	2,691.45
	(e) Depreciation and amortisation	447.15	429.36	386.91	876.51	752.05	1,606.74
	(f) Product development / Engineering expenses	79.92	74.56	60.21	154.48	113.84	234.25
	(g) Other expenses	1,962.24	1,890.94	1,991.56	3,853.18	3,941.63	8,405.51
	(h) Amount capitalised	(238.39)	(218.56)	(229.84)	(456.95)	(428.28)	(907.13)
	Total expenses	12,275.01	10,315.96	12,467.78	22,590.97	23,490.47	51,735.75
3	Profit from operations before other income, finance costs and exceptional items (1-2)	206.42	270.45	486.02	476.87	1,087.47	2,570.81
4	Other income	1,439.31	447.07	129.82	1,886.38	307.21	574.08
5	Profit from ordinary activities before finance costs and exceptional items (3+4)	1,645.73	717.52	615.84	2,363.25	1,394.68	3,144.89
6	Finance costs	366.77	319.23	285.14	686.00	600.16	1,218.62
7	Profit from ordinary activities after finance costs but before exceptional items (5-6)	1,278.96	398.29	330.70	1,677.25	794.52	1,926.27

8	Exceptional items
	(a)	Exchange loss / (gain) (net) including on revaluation of foreign currency borrowings, deposits and loans		79.85	160.95	294.20	240.80	291.76	455.24
	(b)	Provision for loan given to a subsidiary		175.00	—	—	175.00	—	130.00
9	Profit from ordinary activities before tax (7-8)			1,024.11	237.34	36.50	1,261.45	502.76	1,341.03
10	Tax expense / (credit)			157.00	32.00	(65.52)	189.00	(0.54)	98.80
11	Net profit from ordinary activities after tax (9 - 10)			867.11	205.34	102.02	1,072.45	503.30	1,242.23
12	Extraordinary items (net of tax expenses Rs.Nil)			—	—	—	—	—	—
13	Net profit for the period (11+12)			867.11	205.34	102.02	1,072.45	503.30	1,242.23
14	Paid-up equity share capital (face value of Rs.2 each)			637.98	637.98	634.75	637.98	634.75	634.75
15	Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year								18,967.51
16	Earnings per share (EPS)
	A.	Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs	2.70	0.63	0.31	3.35	1.57	3.90
	(b)	Diluted EPS before and after extraordinary items	Rs	2.70	0.63	0.30	3.35	1.52	3.77
	B.	‘A’ Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs	2.80	0.73	0.41	3.45	1.67	4.00
	(b)	Diluted EPS before and after extraordinary items	Rs	2.80	0.73	0.40	3.45	1.62	3.87
				(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)
17	Debt service coverage ratio (no. of times) (refer note 8 (a) below)						0.27	0.47	0.44
18	Interest service coverage ratio (no. of times) (refer note 8 (b) below)						5.55	2.34	2.77

PART II

SELECT INFORMATION FOR THE QUARTER / SIX MONTHS ENDED SEPTEMBER 30, 2012

Particulars			Quarter ended			Six months ended		Year ended
			September 30,	June 30,	September 30,	September 30,		March 31,
			2012	2012	2011	2012	2011	2012
			Audited	Audited	Audited	Audited	Audited	Audited
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
		- Number of shares	132,27,12,371	132,15,50,151	125,07,24,095	132,27,12,371	125,07,24,095	131,91,28,890
		- Percentage of shareholding	48.85%	48.81%	46.46%	48.85%	46.46%	49.00%
	B.	‘A’ Ordinary shares
		- Number of shares	47,37,88,742	47,21,38,742	43,80,97,825	47,37,88,742	43,80,97,825	46,33,32,667
		- Percentage of shareholding	98.30%	97.96%	90.90%	98.30%	90.90%	96.14%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
		- Number of shares	6,00,00,000	7,85,00,000	7,85,00,000	6,00,00,000	7,85,00,000	7,85,00,000
		- Percentage of shareholding
		(as a % of the total shareholding of promoter and promoter group)	6.38%	8.35%	8.32%	6.38%	8.32%	8.38%
		- Percentage of shareholding
		(as a % of the total share capital of the Company)	2.22%	2.90%	2.92%	2.22%	2.92%	2.92%
	(b)	Non-encumbered
		- Number of shares	88,05,56,205	86,14,56,205	86,50,15,805	88,05,56,205	86,50,15,805	85,85,56,205
		- Percentage of shareholding
		(as a % of the total shareholding of promoter and promoter group)	93.62%	91.65%	91.68%	93.62%	91.68%	91.62%
		- Percentage of shareholding
		(as a % of the total share capital of the Company)	32.52%	31.81%	32.14%	32.52%	32.14%	31.90%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
		- Number of shares	—	—	—	—	—	—
		- Percentage of shareholding
		(as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
		- Percentage of shareholding
		(as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b)	Non-encumbered
		- Number of shares	81,70,448	98,20,448	4,38,34,530	81,70,448	4,38,34,530	1,86,00,448
		- Percentage of shareholding
		(as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
		- Percentage of shareholding
		(as a % of the total share capital of the Company)	1.70%	2.04%	9.10%	1.70%	9.10%	3.86%

Particulars			Quarter ended September 30, 2012
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	5
		Received during the quarter	23
		Disposed off during the quarter	18
		Remaining unresolved at the end of the quarter	10

Notes:-

1)	Standalone Statement of Assets and Liabilities :

(Rs. in crores)

Particulars			As at September 30, 2012	As at March 31, 2012
			Audited	Audited
A	EQUITY AND LIABILITIES
1.	SHAREHOLDERS’ FUNDS
	(a)	Share capital	637.98	634.75
	(b)	Reserves and surplus	20,247.21	18,991.26

		Sub-total – Shareholders’ funds	20,885.19	19,626.01

2.	NON-CURRENT LIABILITIES
	(a)	Long-term borrowings	8,751.04	8,004.50
	(b)	Deferred tax liabilities (net)	2,280.35	2,105.41
	(c)	Other long-term liabilities	1,960.74	1,959.63
	(d)	Long-term provisions	774.38	685.56

		Sub-total – Non-current liabilities	13,766.51	12,755.10

3.	CURRENT LIABILITIES
	(a)	Short-term borrowings	6,859.80	3,007.13
	(b)	Trade payables	8,591.92	8,705.53
	(c)	Other current liabilities	3,638.74	7,470.95
	(d)	Short-term provisions	726.81	2,954.56

		Sub-total – Current liabilities	19,817.27	22,138.17

		TOTAL – EQUITY AND LIABILITIES	54,468.97	54,519.28

B	ASSETS
1.	NON-CURRENT ASSETS
	(a)	Fixed assets	19,826.01	19,056.19
	(b)	Non-current investments	18,127.67	17,903.29
	(c)	Long-term loans and advances	3,557.23	3,488.11
	(d)	Other non-current assets	88.27	100.42

		Sub-total – Non-current assets	41,599.18	40,548.01

2.	FOREIGN CURRENCY MONETARY ITEM TRANSLATION DIFFERENCE ACCOUNT (NET)		207.79	258.35
3.	CURRENT ASSETS
	(a)	Current investments	2,002.55	2,590.26
	(b)	Inventories	5,486.52	4,588.23
	(c)	Trade receivables	2,950.58	2,708.32
	(d)	Cash and bank balances	601.63	1,840.96
	(e)	Short-term loans and advances	1,484.13	1,871.74
	(f)	Other current assets	136.59	113.41

		Sub-total – Current assets	12,662.00	13,712.92

		TOTAL – ASSETS	54,468.97	54,519.28

2)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.

3)	Other income for the quarter and six months ended September 30, 2012, includes dividends from subsidiary companies of Rs.1,312.13 crores and Rs.1,565.40 crores, respectively (Rs.29.11 crores and Rs.95.65 crores for the quarter and six months ended September 30, 2011, respectively).

4)	During the six months ended September 30, 2012, the Company has allotted :
(a)	25 Ordinary shares and 26,075 ‘A’ Ordinary shares out of shares held in abeyance; and
(b)	22,370 Ordinary shares upon conversion of one Convertible Alternative Reference Securities (CARS) due 2012 and 1,60,95,391 Ordinary shares upon conversion of 422, 4% Foreign Currency Convertible Notes (FCCN) due 2014.

5)	During the six months ended September 30, 2012, TML Holdings Pte Ltd. Singapore (TMLH), a wholly owned subsidiary of the Company, redeemed 24,43,536 Cumulative Redeemable Preference shares of USD 100 each at par, for a consideration of Rs.1,378.95 crores.

6)	During the quarter ended September 30, 2012, the Company has redeemed 4,729 notes of Convertible Alternative Reference Securities (CARS) including redemption premium, totaling US $ 623.38 million (Rs.3,493.83 crores), on due date.

7)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government has filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.

8)	(a)	Debt Service Coverage Ratio = (Profit from ordinary activities before tax + Interest on long-term loans) / (Interest on long-term loans + Repayment of long-term loan during the period)
	(b)	Interest Service Coverage Ratio = (Profit from ordinary activities before tax + Interest on long-term loans) / Interest on long-term Loans

(For the purpose of calculation as per (a) and (b), loans having original maturity of more than 360 days are considered as long-term loans).

9)	The Ministry of Corporate Affairs on December 29, 2011, issued a notification amending Accounting Standard (AS) 11- The Effects of Changes in Foreign Exchange Rates, with effect from April 1, 2011, to extend amortisation period of the exchange differences on long term foreign currency monetary items (other than those relating to acquisition of depreciable capital assets) over the balance period till maturity or March 31, 2020, whichever is earlier. Such exchange differences upto September 30, 2011, were amortised till March 31, 2012.

10)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.

11)	Public shareholding of Ordinary shares as on September 30, 2012 excludes 16.41% (18.48% as on September 30, 2011 and 16.18% as on March 31, 2012) of Citibank N.A. as Custodian for Depository shares.

12)	The Statutory Auditors have carried out an audit of the above results stated in Part I (B) and Part II for the quarter / six months ended September 30, 2012.

The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on November 7, 2012.

Tata Motors Limited

Ratan N Tata
Mumbai, November 7, 2012	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.